UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	3

Item 1 FINANCIAL STATEMENTS	4

Unaudited Interim Consolidated Statements of Operations for the three months ended March 31, 2016 and 2015	4

Unaudited Interim Consolidated Statements of Comprehensive Income (loss) for the three months ended March 31, 2016 and 2015	5

Interim Consolidated Statements of Financial Position as of March 31, 2016 (unaudited) and December 31, 2015	6

Unaudited Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2016 and 2015	7

Unaudited Interim Consolidated Statements of Changes in Equity for the three months ended March 31, 2016 and 2015	8

Notes to Unaudited Interim Consolidated Financial Statements	9

Item 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19

Item 3 CONTROLS AND PROCEDURES	28

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	our liquidity and outlook;

•	the implementation of our Transformation Plan;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2015 that we filed with the SEC on April 15, 2016. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015
Operating revenues	313.0	569.5
Other income from ordinary activities	0.3	0.4
Total income from ordinary activities	313.3	569.9
Cost of operations	(335.5)	(479.8)
Gross profit	(22.2)	90.1
Research and development expenses, net	(12.1)	(26.1)
Marketing and selling expenses	(16.0)	(23.7)
General and administrative expenses	(24.1)	(26.5)
Other revenues (expenses), net	(12.4)	(13.1)
Operating income	(86.8)	0.7
Expenses related to financial debt	(43.4)	(42.9)
Income provided by cash and cash equivalents	0.4	0.5
Cost of financial debt, net	(43.0)	(42.4)
Other financial income (loss)	1.7	(4.6)
Income (loss) of consolidated companies before income taxes	(128.1)	(46.3)
Deferred taxes on currency translation	1.8	(1.7)
Other income taxes	(8.1)	(7.3)
Total income taxes	(6.3)	(9.0)
Net income (loss) from consolidated companies	(134.4)	(55.3)
Share of income (loss) in companies accounted for under equity method	4.7	0.8
Net income (loss)	(129.7)	(54.5)
Attributable to :
Owners of CGG SA	$(129.1)	(55.5)
Owners of CGG SA (1)	€(118.5)	(48.1)
Non-controlling interests	$(0.6)	1.0
Weighted average number of shares outstanding (3)	531,195,576	194,577,134
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3)	531,195,576	194,577,134
Net income (loss) per share
Basic	$(0.24)	(0.29)
Basic (2)	€(0.22)	(0.25)
Diluted	$(0.24)	(0.29)
Diluted (2)	€(0.22)	(0.25)

(1)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

(2)	Converted at the average exchange rate of U.S.$1.090 and U.S.$1.155 per € for the periods ended March 31, 2016 and 2015, respectively
(3)

As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of U.S.$	Three months ended March 31,
	2016	2015
Net income (loss) from statements of operations	(129.7)	(54.5)

Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	(0.1)	(0.6)
Net gain (loss) on available-for-sale financial assets	—	—
Exchange differences on translation of foreign operations	0.6	(12.7)

Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	0.5	(13.3)

Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	—	—

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	—	—

Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	0.5	(13.3)

Total comprehensive income (loss) for the period	(129.2)	(67.8)

Attributable to :
Owners of CGG SA	(128.8)	(68.5)
Non-controlling interests	(0.4)	0.7

C G G

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	March 31, 2016 (unaudited)	December 31, 2015
ASSETS
Cash and cash equivalents	362.6	385.3
Trade accounts and notes receivable, net	497.8	812.5
Inventories and work-in-progress, net	322.1	329.3
Income tax assets	87.7	91.2
Other current assets, net	117.1	119.2
Assets held for sale, net	62.9	34.4
Total current assets	1,450.2	1,771.9
Deferred tax assets	59.5	52.2
Investments and other financial assets, net	88.1	87.6
Investments in companies under equity method	196.9	200.7
Property, plant and equipment, net	818.3	885.2
Intangible assets, net	1,313.4	1,286.7
Goodwill, net	1,233.5	1,228.7
Total non-current assets	3,709.7	3,741.1
TOTAL ASSETS	5,159.9	5,513.0
LIABILITIES AND EQUITY
Bank overdrafts	1.1	0.7
Current portion of financial debt	80.3	96.5
Trade accounts and notes payable	193.9	267.8
Accrued payroll costs	145.4	169.2
Income taxes liability payable	43.7	47.0
Advance billings to customers	48.0	56.0
Provisions – current portion	206.7	219.5
Other current liabilities	185.1	198.6
Total current liabilities	904.2	1,055.3
Deferred tax liabilities	139.9	136.3
Provisions – non-current portion	133.9	155.9
Non-current portion of financial debt	2,382.9	2,787.6
Other non-current liabilities	19.4	19.5
Total non-current liabilities	2,676.1	3,099.3
Common stock 1,118,197,733 shares authorized and 708,260,768 shares with a €0.40 nominal value issued and outstanding at March 31, 2016 and 177,065,192 at December 31, 2015	324.4	92.8
Additional paid-in capital	1,546.9	1,410.0
Retained earnings	(268.4)	1,181.7
Other reserves	119.3	138.0
Treasury shares	(20.1)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(129.1)	(1,450.2)
Cumulative income and expense recognized directly in equity	(0.7)	(0.6)
Cumulative translation adjustment	(38.5)	(38.9)
Equity attributable to owners of CGG SA	1,533.8	1,312.2
Non-controlling interests	45.8	46.2
Total equity	1,579.6	1,358.4
TOTAL LIABILITIES AND EQUITY	5,159.9	5,513.0

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
Amounts in millions of U.S.$	2016	2015
OPERATING
Net income (loss)	(129.7)	(54.5)
Depreciation and amortization	69.9	92.1
Multi-client surveys depreciation and amortization	46.7	53.7
Depreciation and amortization capitalized to multi-client surveys	(8.2)	(20.2)
Variance on provisions	(39.5)	(9.1)
Stock based compensation expenses	—	1.5
Net gain (loss) on disposal of fixed assets	4.8	0.6
Equity income (loss) of investees	(4.7)	(0.8)
Dividends received from affiliates	—	—
Other non-cash items	(1.3)	(1.1)
Net cash including net cost of financial debt and income tax	(62.0)	62.2
Add back net cost of financial debt	43.0	42.4
Add back income tax expense	6.3	9.0
Net cash excluding net cost of financial debt and income tax	(12.7)	113.6
Income tax paid	(9.7)	(18.4)
Net cash before changes in working capital	(22.4)	95.2
- change in trade accounts and notes receivable	302.2	119.3
- change in inventories and work-in-progress	18.7	8.7
- change in other current assets	20.6	(17.4)
- change in trade accounts and notes payable	(74.9)	(93.0)
- change in other current liabilities	(41.1)	(41.5)
Impact of changes in exchange rate on financial items	(6.9)	19.5
Net cash provided by operating activities	196.2	90.8
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(19.8)	(45.0)
Investment in multi-client surveys, net cash	(69.9)	(71.5)
Proceeds from disposals of tangible and intangible assets	0.8	7.4
Total net proceeds from financial assets	6.1	3.1
Acquisition of investments, net of cash and cash equivalents acquired	—	(16.6)
Impact of changes in consolidation scope	—	—
Variation in loans granted	1.3	(6.4)
Variation in subsidies for capital expenditures	(0.6)	—
Variation in other non-current financial assets	(0.8)	(1.2)
Net cash used in investing activities	(82.9)	(130.2)
FINANCING
Repayment of long-term debts	(477.1)	(169.3)
Total issuance of long-term debts	—	125.0
Lease repayments	(2.1)	(2.1)
Change in short-term loans	0.3	(0.1)
Financial expenses paid	(31.0)	(26.3)
Net proceeds from capital increase
- from shareholders	368.5	—
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	0.5	—
Net cash provided by (used in) financing activities	(140.9)	(72.8)
Effects of exchange rates on cash	4.9	(10.9)
Impact of changes in consolidation scope	—	—
Net increase (decrease) in cash and cash equivalents	(22.7)	(123.1)
Cash and cash equivalents at beginning of year	385.3	359.1
Cash and cash equivalents at end of period	362.6	236.0

See notes to Interim Consolidated Financial Statements

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UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity

Balance at January 1, 2015	177,065,192	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

Net gain (loss) on actuarial changes on pension plan (1)									—		—

Net gain (loss) on cash flow hedges (2)							(0.6)		(0.6)		(0.6)

Exchange differences on foreign currency translation (3)							1.0	(13.4)	(12.4)	(0.3)	(12.7)

Other comprehensive income (1)+(2)+(3)							0.4	(13.4)	(13.0)	(0.3)	(13.3)
Net income (4)				(55.5)					(55.5)	1.0	(54.5)

Comprehensive income (1)+(2)+(3)+(4)				(55.5)			0.4	(13.4)	(68.5)	0.7	(67.8)

Capital increase									—		—

Cost of share-based payment				1.4					1.4		1.4
Exchange differences on foreign currency translation generated by the parent company					70.7				70.7		70.7
Changes in consolidation scope and other									—		—

Balance at March 31, 2015	177,065,192	92.8	3,180.4	(646.5)	135.4	(20.6)	(7.2)	(37.7)	2,696.6	53.9	2,750.5

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity

Balance at January 1, 2016	177,065,192	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

Net gain (loss) on actuarial changes on pension plan (1)									—		—

Net gain (loss) on cash flow hedges (2)							(0.1)		(0.1)		(0.1)

Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								0.4	0.4	0.2	0.6

Other comprehensive income (1)+(2)+(3)+(4)							(0.1)	0.4	0.3	0.2	0.5
Net income (5)				(129.1)					(129.1)	(0.6)	(129.7)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(129.1)			(0.1)	0.4	(128.8)	(0.4)	(129.2)
Capital increase	531,195,576	231.6	136.9			0.5			369.0		369.0

Dividends									—		—

Cost of share-based payment				0.4					0.4		0.4

Exchange differences on foreign currency translation generated by the parent company					(18.7)				(18.7)		(18.7)
Changes in consolidation scope and other				(0.3)					(0.3)		(0.3)

Balance at March 31, 2016	708,260,768	324.4	1,546.9	(397.5)	119.3	(20.1)	(0.7)	(38.5)	1,533.8	45.8	1,579.6

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee on May 2, 2016 for issue.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2015 included in its report on Form 20-F for the year 2015 filed with the SEC on April 15, 2016.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015, except for the adoption of the following new Standards, Amendments, and Interpretations:

•	Annual Improvements (2012-2014)

•	Amendments to IAS 1 – Disclosure initiative

•	Amendments to IAS 16 & IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization

•	Amendment to IFRS 11 – Acquisition of an interest in a joint operation

The adoption of these Standards, Amendments, and Interpretations had no impact on the Group’s interim financial statements.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendments to IAS 7 – Disclosure initiative

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses

•	IFRS 9 – Financial instrument – classification and valuation of financial assets

•	IFRS 15 – Revenue from Contracts with Customers

•	IFRS 16 – Leases

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

Application of Amendments to IAS 16 & IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization

The amendment of IAS 38 Intangible assets leads CGG to adapt its multi-client library amortization pattern as follows:

•	Each survey will be fully amortized over a 5-years period based on the following principles:

¡	Based on the sales pattern, each survey will be amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and the after-sale periods.

¡

Consequently, an amortization rate corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey will be applied to each sale recognized. For 2016, and as applied conservatively by CGG since January 1, 2014, such amortization rate will be 80%.

¡

For certain large sales, the amortization rate will be adjusted to reflect the commercial effects of price elements: if a special rebate is granted to a customer buying a large volume of data, a higher amortization rate could then be triggered.

¡

In parallel with the primary amortization pattern described above, a secondary amortization pattern consisting in a straight-line amortization of the Gross Book Value of the survey over a 5-year period starting at the delivery date of the survey will supersede and prevail if its application would lead to a higher accumulated amortization than the primary amortization pattern.

•	In addition, an impairment assessment will continue to be performed on an annual basis (or more frequently, whenever there is an indication that a survey may be impaired).

These principles are fairly consistent with the characteristic of our multi-client business models and they comply with the amendment of IAS 38 as they reflect the expected pattern of consumption of the economic benefits of the multi-client library.

These principles for the multi-clients library amortization are applied from January 1, 2016.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)
Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate
Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments – generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales – generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

After sales volume agreements – we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. Revenue is recognized using the percentage of completion method (or “proportional performance method”).

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer is granted a right of cancellation or refund of amounts paid have been achieved

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each statement of financial position date at the relevant level (independent surveys or groups of surveys).

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each sale recognized, unless specific indications lead to application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. For all categories of surveys, starting from data delivery, a minimum straight-line amortization scheme is applied over a 5-year period if total accumulated amortization from the applicable amortization rate is below this equivalent minimum level.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses – net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses – net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Convertible debt

•

The Company recognizes separately the components of convertible debt as respectively a financial liability and an option to the holder of the instrument to convert it into an equity instrument of the company.

•

The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•

The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

NOTE 2— ACQUISITIONS AND DIVESTITURES

Gardline CGG Pte Ltd

On March 24, 2016, CGG sold its 49% stake in Gardline CGG Pte Ltd., which was accounted for using the equity method in our financial statements.

NOTE 3— CAPITAL INCREASE

CGG increased its share capital through the distribution of preferential subscription rights to existing shareholders launched on January 13, 2016. The final gross proceeds amount to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares. The net proceeds of the issuance amounts to €338 million and will be used to reinforce the shareholders’ equity of CGG and improve its liquidity as it finances its Transformation Plan.

The transaction was fully underwritten (excluding the Bpifrance and IFP Energies Nouvelles subscription commitments) by a syndicate of banks. The fees and costs related to this transaction amounted to €12 million (U.S.$13 million).

The listing of the new shares on the regulated market of Euronext Paris (Segment B) on the same line as the existing shares (FR0000120164) took place on February 5, 2016. As from that date, the share capital of CGG is composed of 708,260,768 shares with a nominal value of €0.40 each, for a total nominal share capital of €283,304,307.20.

NOTE 4— FINANCIAL DEBT

Gross financial debt as of March 31, 2016 was U.S.$2,464.3 million compared to U.S.$2,884.8 million as of December 31, 2015.

Three month period ended March 31, 2016

Revolving Credit Facilities

A summary of our authorized credit lines as of March 31, 2016 is as follows:

	Date	Maturity	Authorized amount	Used amount	Available amount
		(in millions of US$)
US Revolving facility	2013	2018	165.0	—	165.0
French Revolving facility (1)	2013	2018	325.0	—	325.0
Nordic Revolving facility	2014	2019	100.0	100.0	—

Total credit facilities before issuing fees			590.0	100.0	490.0

(1)

Our French revolving facility, as amended, provides for the following schedule of total commitments: $325 million until July 2016; $300 million from July 2016 to July 2017; and $275 million from July 2017 to July 2018.

Our French and US revolving facilities were undrawn as of March 31, 2016.

We revised our financial covenants, effective on February 4, 2016. Our French revolving facility and our US revolving facility require that we meet the following new ratios, which are tested at the end of each quarter for the rolling 12-month testing period:

•	a minimum Group Liquidity amount (cash and cash equivalents plus undrawn revolving credit facilities) of $175 million at each quarter end;

•

a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	an interest cover ratio (defined as consolidated EBITDAS to total interest costs) above 3.00:1.00.

All of these financial covenants were complied with at March 31, 2016.

Our Nordic credit facility requires that we meet the following ratios and tests:

•	cash plus cash equivalents of not less than US$100 million at all times;

•

a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.00.

All of these financial covenants were complied with at March 31, 2016.

Our French revolving facility amendment has also led to an extension of maturity with a new schedule of the total commitments as follow:

•	US$325 million until July 2016;

•	US$300 million from July 2016 to July 2017; and

•	US$275 million from July 2017 to July 2018.

Convertible Bonds conversion ratio adjustment

Following the capital increase, the convertible bonds conversion ratio has been adjusted as follow:

	Conversion ratio before capital increase	Conversion ratio after capital increase
Convertible bond due 2019	1 CGG share of €0.40 nominal price	1.422 CGG share of €0.40 nominal price
Convertible bond due 2020	1 CGG share of €0.40 nominal price	1.422 CGG share of €0.40 nominal price

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan will be reported, in the new “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

-	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

-	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-

exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•

Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•

Non-Operated Resources. This newly created segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to Operating Income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

Operating Income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The group does not track its assets based on country of origin.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended March 31,
	2016						2015 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

Revenues from unaffiliated customers	87.2	—	164.0	61.8	—	313.0	216.7	—	239.0	113.8	—	569.5

Inter-segment revenues	1.9	—	—	11.4	(13.3)	—	2.2	—	—	11.5	(13.7)	—

Operating revenues	89.1	—	164.0	73.2	(13.3)	313.0	218.9	—	239.0	125.3	(13.7)	569.5

Depreciation and amortization (excluding multi-client surveys)	(20.4)	(17.0)	(22.7)	(9.8)	—	(69.9)	(40.8)	(2.8)	(38.0)	(10.5)	—	(92.1)

Depreciation and amortization of multi-client surveys	—	—	(46.7)	—	—	(46.7)	—	—	(53.7)	—	—	(53.7)

Operating income	(34.3)	(32.1)	7.9	(10.9)	(17.4)	(86.8)	(22.4)	(20.3)	47.0	14.2	(17.8)	0.7

Share of income in companies accounted for under equity method (1)	4.7	—	—	—	—	4.7	0.8	—	—	—	—	0.8

Earnings before interest and tax (2)	(29.6)	(32.1)	7.9	(10.9)	(17.4)	(82.1)	(21.6)	(20.3)	47.0	14.2	(17.8)	1.5

Capital expenditures (excluding multi-client surveys) (3)	4.1	—	12.5	1.9	1.3	19.8	12.9	—	21.7	4.3	6.1	45.0

Investments in multi-client surveys, net cash	—	—	69.9	—	—	69.9	—	—	71.5	—	—	71.5

Capital employed	0.6	—	2.4	0.7	—	3.7	1.4	(0.2)	3.2	0.7	—	5.1

Total identifiable assets	0.8	0.3	2.7	0.8	0.1	4.7	1.7	—	3.6	0.9	0.1	6.3

(1)	Share of operating results of companies accounted for under equity method is U.S.$8.7 million and U.S.$5.0 million for the three months ended March 31, 2016 and 2015, respectively.

(2)

At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(81.3) million and U.S.$(76.6) million, respectively, for the three months ended March 31, 2016, compared to U.S.$18.2 million and U.S.$19.0 million, respectively, for the three months ended March 31, 2015.

For the three months ended March 31, 2016, Non-Operated Resources EBIT includes U.S.$(5.5) million related to the Transformation Plan. For the three months ended March 31, 2015, Non-Operated Resources EBIT included U.S.$(17.5) million related to the Transformation Plan.

For the three months ended March 31, 2016, “eliminations and other” includes U.S.$(9.6) million of general corporate expenses and U.S.$(7.8) million of intra-group margin. For the three months ended March 31, 2015, “eliminations and other” included U.S.$(10.4) million of general corporate expenses and U.S.$(7.4) million of intra-group margin.

(3)

Capital expenditures include capitalized development costs of U.S.$(9.2) million and U.S.$(11.7) million for the three months ended March 31, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

Analysis by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended March 31,
In millions of U.S.$, except percentages	2016		2015
North America	100.9	32%	125.1	22%
Central and South Americas	38.3	12%	53.7	9%
Europe, Africa and Middle East	116.1	38%	219.1	39%
Asia Pacific	57.7	18%	171.6	30%

Total	313.0	100%	569.5	100%

NOTE 6— OTHER REVENUES AND EXPENSES

	Three months ended March 31,
In millions of U.S.$	2016	2015
Restructuring costs	(41.6)	(25.6)
Change in restructuring reserves	36.1	8.1
Other non-recurring revenues (expenses)	(2.2)	6.8
Other non-recurring revenues (expenses) – net	(7.7)	(10.7)
Exchange gains (losses) on hedging contracts	0.1	(1.9)
Gains (losses) on sales of assets	(4.8)	(0.5)

Other revenues (expenses) – net	(12.4)	(13.1)

Three month period ended March 31, 2016

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$41.6 million during the three months ended March 31, 2016, partially offset by the use of the corresponding provisions.

Gains (losses) on sales of assets

This line item includes sales of assets and also losses related to damaged or scrapped marine seismic equipment.

Three month period ended March 31, 2015

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$25.6 million during the three months ended March 31, 2015, offset by the use of the corresponding provisions. We also recognized additional provisions mainly relating to redundancy costs.

Gains (losses) on sales of assets

This line item included sales of equipment and also losses related to marine seismic equipment damaged or scrapped. These costs were fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

NOTE 7— COMMON STOCK AND STOCK OPTION PLANS

Information related to options outstanding at March 31, 2016 is summarized below:

Date of Board of Directors’ resolution	Options granted	Options outstanding at March 31, 2016	Exercise price per share (€)	Expiration date	Remaining duration
March 16, 2009	1,327,000	986,869	7.00	March 16, 2017	11.5 months
January 06, 2010	220,000	277,370	11.67	January 06, 2018	21.2 months
March 22, 2010	1,548,150	1,674,439	15.42	March 22, 2018	23.7 months
October 21, 2010	120,000	100,072	13.40	October 21, 2018	30.7 months
March 24, 2011	1,164,363	1,286,407	20.21	March 24, 2019	35.8 months
June 26, 2012	1,410,625	1,058,644	14.89	June 26, 2020	50.9 months
June 24, 2013	1,642,574	1,489,479	15.42	June 24, 2021	62.8 months
June 26, 2014	1,655,843	1,770,931	8.59	June 26, 2022	74.9 months
June 25, 2015	1,769,890	1,991,650	5.02	June 25, 2023	86.9 months
Total	10,858,445	10,635,861

Following the capital increase in February 2016, the stock options were adjusted as follows:

Date of stock options	Adjustment of number of options as of February 29, 2016	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
March 16, 2009	986,869	8.38	7.00
January 06, 2010	277,370	13.98	11.67
March 22, 2010	1,675,700	18.47	15.42
October 21, 2010	100,072	16.05	13.40
March 24, 2011	1,287,848	24.21	20.21
June 26, 2012	1,061,569	17.84	14.89
June 24, 2013	1,495,770	18.47	15.42
June 26, 2014	1,782,127	10.29	8.59
June 25, 2015	1,998,861	6.01	5.02

NOTE 8— SUBSEQUENT EVENTS

CGG announced on April 29, 2016 that it has entered into a binding agreement with NEOS for the sale of the Multi-Physics Business Line. The Transaction is expected to close during summer following receipt of required approvals and licenses.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan will be reported, in the new “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

-	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

-	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•

Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•

Non-Operated Resources. This newly created segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Factors affecting our results of operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. During the last several quarters, the exploration and production spending of our clients has continually decreased. During summer 2015, the situation in the seismic market further worsened in the light of a renewed bearish forward view on the price of oil. Even though we believe the fundamental outlook for a fully integrated geoscience company is positive, we anticipate that the period to come will be difficult for exploration services, with intense downward pressure on prices and fairly unpredictable volume in the coming months.

(See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2015 for a discussion of developments in the geophysical industry).

Acquisitions and divestitures

Gardline CGG Pte Ltd

On March 24, 2016, CGG sold its 49% stake in Gardline CGG Pte Ltd. which was accounted for using the equity method in our financial statements.

Backlog

Our backlog as of April 1, 2016 was U.S.$576 million. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended March 31, 2016 compared to three months ended March 31, 2015

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended March 31,
In millions of U.S.$	2016	2015 (restated) (1)
Marine Contractual Data acquisition	58	172
Land and Multi-Physics acquisition	31	47
Contractual Data Acquisition Revenues	89	219
Multi-client data	55	99
Subsurface Imaging and Reservoir	109	140
GGR Revenues	164	239
Equipment Revenues	73	125
Eliminated revenues and others	(13)	(13)

Total operating revenues	313	570

Notes:

(1)	Restated to reflect the new financial reporting.

Our consolidated operating revenues for the three months ended March 31, 2016 decreased 45% to U.S.$313 million from U.S.$570 million for the comparable period of 2015, mainly as a consequence of the reduction of our perimeter and the contraction of activity as clients continued to significantly reduce their spending.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 59% to U.S.$89 million for the three months ended March 31, 2016 from U.S.$219 million for the comparable period of 2015, mainly due to the downsizing of the fleet and adverse market conditions.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the three months ended March 31, 2016 decreased 66% to U.S.$58 million from U.S.$172 million for the comparable period of 2015, mainly due to the fleet downsizing in a context of strong deterioration in pricing conditions. The availability rate increased to 94% for the three months ended March 31, 2016 compared to 84% for the three months ended March 31, 2015. The production rate reached 94% for the three months ended March 31, 2016 compared to 92% for the three months ended March 31, 2015. 25% of the fleet was dedicated to multi-client programs for the three months ended March 31, 2016 compared to 35% for the three months ended March 31, 2015.

Land and Multi-Physics acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 34% to U.S.$31 million for the three months ended March 31, 2016, compared to U.S.$47 million for the three months ended March 31, 2015, due to adverse market conditions.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended March 31, 2016 decreased 31% to U.S.$164 million from U.S.$239 million for the comparable period of 2015 as market conditions worsened, with clients further delaying and cutting their spending.

Multi-client data

Multi-client revenues decreased 44% to U.S.$55 million for the three months ended March 31, 2016 from U.S.$99 million for the three months ended March 31, 2015.

Prefunding revenues increased 13% to U.S.$47 million for the three months ended March 31, 2016 from U.S.$42 million for the three months ended March 31, 2015. After a strong fourth quarter 2015 of U.S.$135 million, after-sales revenues dropped to only U.S.$8 million for the three months ended March 31, 2016 from U.S.$57 million for the three months ended March 31, 2015. The prefunding rate was 67% for the three months ended March 31, 2016 compared to 58% for the three months ended March 31, 2015.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line decreased 22% to U.S.$109 million for the three months ended March 31, 2016 from U.S.$140 million for the comparable period of 2015. Overall demand for imaging, reservoir services and software has weakened in line with reductions in exploration spending.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 42% to U.S.$73 million for the three months ended March 31, 2016 from U.S.$125 million for the comparable period of 2015. Marine equipment sales represented 28% of total revenue.

Internal sales represented 16% of total revenues for the three months ended March 31, 2016 compared to 9% for the comparable period of 2015.

External revenues for our Equipment segment decreased 46% to U.S.$62 million for the three months ended March 31, 2016 from U.S.$114 million for the comparable period of 2015. Land and Marine equipment sales were impacted by low volumes driven by the weakness of the seismic acquisition market.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 30% to U.S $336 million for the three months ended March 31, 2016 from U.S.$480 million for the comparable period of 2015, mainly due to the downsizing of the fleet, the contraction of activity and low volumes in our Equipment segment. The amortization expenses of our seismic library correspond to 78% of the Multi-client data business line revenues for the three months ended March 31, 2016 compared to 54% for the comparable period of 2015. As a percentage of operating revenues, cost of operations increased to 107% for the three months ended March 31, 2016 from 84% for the comparable period of 2015. Gross profit decreased to a loss of U.S.$22 million for the three months ended March 31, 2016 from U.S.$90 million for the comparable period of 2015, representing a loss of 7% and a profit of 16% of operating revenues, respectively.

Research and development expenditures decreased 54% to U.S.$12 million for the three months ended March 31, 2016, from U.S.$26 million for the comparable period of 2015, representing 4% and 5% of operating revenues, respectively.

Marketing and selling expenses decreased 32% to U.S.$16 million for the three months ended March 31, 2016 from U.S.$24 million for the comparable period of 2015.

General and administrative expenses decreased 9% to U.S.$24 million for the three months ended March 31, 2016 from U.S.$27 million for the comparable period of 2015, as a consequence of the progress of our Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented 8% of operating revenues in the three months ended March 31, 2016 compared to 5% of operating revenues in the three months ended March 31, 2015.

Other expenses amounted to net expense of U.S.$12 million for the three months ended March 31, 2016, including mainly (i) restructuring costs of U.S.$6 million related to our Transformation Plan, mostly redundancies and facilities exit costs, net of reversal of provisions (ii) and U.S.$5 million of losses on sales of assets and losses related to damaged or scrapped marine seismic equipment.

Other expenses amounted to a net expense of U.S.$13 million for the three months ended March 31, 2015, mainly due to U.S.$18 million of restructuring costs relating to our Transformation Plan.

Operating Income

Operating Income amounted to a loss of U.S.$87 million (or a loss of U.S.$81 million before restructuring costs relating to our Transformation Plan) for the three months ended March 31, 2016 as a result of the factors described above. Operating Income was an income of U.S.$1 million for the three months ended March 31, 2015 (or an income of U.S.$18 million before restructuring costs relating to our Transformation Plan).

Operating Income from our Contractual Data Acquisition segment was a loss of US.$34 million for the three months ended March 31, 2016 compared to a loss of U.S.$22 million for the three months ended March 31, 2015.

Operating Income from our GGR segment was an income of U.S.$8 million for the three months ended March 31, 2016 compared to an income of U.S.$47 million for the three months ended March 31, 2015.

Operating Income from our Equipment segment was a loss of U.S.$11 million for three months ended March 31, 2016 compared to an income of U.S.$14 million for the three months ended March 31, 2015.

Operating Income from our Non-Operated Resources segment was a loss of U.S.$32 million for three months ended March 31, 2016 (or a loss of U.S.$27 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$20 million for the comparable period of 2015 (or a loss of U.S.$3 million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to U.S.$5 million for the three months ended March 31, 2016 compared to a profit of U.S.$1 million for the three months ended March 31, 2015, mainly as a result of improved operational performance and restructuring measures carried out at the SBGS JV.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 5 to our interim consolidated financial statements, amounted to a loss of U.S.$82 million (or a loss of U.S.$77 million before restructuring costs relating to our Transformation Plan) for the three months ended March 31, 2016 as a result of the factors described above, compared to an income of U.S.$2 million (or an income of U.S.$19 million before restructuring costs relating to our Transformation Plan) for the three months ended March 31, 2015.

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$30 million for the three months ended March 31, 2016 compared to a loss of U.S.$22 million for the three months ended March 31, 2015.

EBIT from our GGR segment was an income of U.S.$8 million for the three months ended March 31, 2016 compared to an income U.S.$47 million for the three months ended March 31, 2015.

EBIT from our Equipment segment was a loss of U.S.$11 million for three months ended March 31, 2016 compared to an income of U.S.$14 million for the comparable period of 2015.

EBIT from our Non-Operated Resources segment was a loss of U.S.$32 million for three months ended March 31, 2016 (or a loss of U.S.$27 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$20 million for the comparable period of 2015 (or a loss of U.S.$3 million before restructuring costs related to our Transformation Plan).

(See note 6 to our interim consolidated financial statements for further details on restructuring costs relating to our Transformation Plan).

Financial Income and Expenses

Net cost of financial debt increased 1% to U.S.$43 million for the three months ended March 31, 2016 from U.S.$42 million for the comparable period of 2015.

Other financial income and expenses amounted to an income of U.S.$2 million for the three months ended March 31, 2016 compared to an expense of U.S.$5 million for the comparable period of 2015.

Income Taxes

Income taxes amounted to an expense of U.S.$6 million for the three months ended March 31, 2016 compared to an expense of U.S.$9 million for the comparable period of 2015.

Net Income

Net income was a loss of U.S.$130 million for the three months ended March 31, 2016 compared to a loss of U.S.$55 million for the comparable period of 2015 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal financing needs are for the funding of ongoing operations, capital expenditures, investments in our multi-client data library, the further steps in our Transformation Plan and debt servicing and reimbursement.

We intend to fund ongoing operations and debt service requirements through cash generated by operations, while the proceeds of the capital increase dated February 5, 2016 will fund our Transformation Plan. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to the situation in the seismic market as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, our planned capital expenditures, our near-to mid-term debt repayment schedule and the estimated restructuring expenses relating to our Transformation Plan, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our credit facilities (for a total liquidity amounting to US$853 million available as of March 31, 2016) will be adequate to fund our operated businesses and financial needs for the next twelve months.

Revolving Credit Facilities

A summary of our authorized credit lines as of March 31, 2016 is as follows:

	Date	Maturity	Authorized amount	Used amount	Available amount
		(in millions of US$)
US Revolving facility	2013	2018	165.0	—	165.0
French Revolving facility (1)	2013	2018	325.0	—	325.0
Nordic Revolving facility	2014	2019	100.0	100.0	—

Total credit facilities before issuing fees			590.0	100.0	490.0

(1)

Our French revolving facility , as amended, provides for the following schedule of total commitments: $325 million until July 2016; $300 million from July 2016 to July 2017; and $275 million from July 2017 to July 2018.

Our French and US revolving facilities were undrawn as of March 31, 2016.

We revised our financial covenants, effective on February 4, 2016. Our French revolving facility and our US revolving facility require that we meet the following new ratios, which are tested at the end of each quarter for the rolling 12-month testing period:

•	a minimum Group Liquidity amount (cash and cash equivalents plus undrawn revolving credit facilities) of $175 million at each quarter end;

•

a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	an interest cover ratio (defined as consolidated EBITDAS to total interest costs) above 3:00 to 1:00.

All of these financial covenants were complied with at March 31, 2016.

Our Nordic credit facility requires that we meet the following ratios and tests:

•	cash plus cash equivalents of not less than US$100 million at all times;

•

a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.00.

All of these financial covenants were complied with at March 31, 2016.

Our French revolving facility amendment has also led to an extension of maturity with a new schedule of the total commitments as follow:

•	US$325 million until July 2016;

•	US$300 million from July 2016 to July 2017; and

•	US$275 million from July 2017 to July 2018.

Cash Flows

Operating activities

Net cash provided by operating activities was U.S.$196 million for the three months ended March 31, 2016 (or U.S.$238 million before restructuring expenses relating to our Transformation Plan) compared to U.S.$91 million (or U.S.$116 million before restructuring expenses relating to our Transformation Plan) for the comparable period of 2015. Before changes in working capital, net cash used by operating activities for the three months ended March 31, 2016 was U.S.$22 million compared to net cash provided amounting to U.S.$95 million for the comparable period for 2015.

Changes in working capital had a positive impact on cash from operating activities of U.S.$219 million in the three months ended March 31, 2016 compared to a negative impact of U.S.$4 million for the comparable period of 2015. This was mainly due to a change in trade accounts and notes receivable, which provided U.S.$302 million in the three months ended March 31, 2016 compared to U.S.$119 million for the comparable period of 2015.

Investing activities

Net cash used in investing activities was U.S.$83 million in the three months ended March 31, 2016 compared to U.S.$130 million for the three months ended March 31, 2015.

During the three months ended March 31, 2016, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to U.S.$11 million (U.S.$9 excluding asset suppliers’ variance), down 68% compared to same period last year. During the three months ended March 31, 2015, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, were of U.S.$33 million (U.S.$27 excluding asset suppliers’ variance). During the three months ended March 31, 2016, our capitalized development costs amounted to U.S.$9 million compared to U.S.$12 million for the same period last year.

During the three months ended March 31, 2016, we invested U.S.$70 million in Multi-client data, primarily in Brazil, the Gulf of Mexico, Gabon, Scandinavia and U.S. Land compared to U.S.$71 million for the three months ended March 31, 2015. As of March 31, 2016 the net book value of our Multi-client data library was U.S.$959 million compared to U.S.$927 million as of December 31, 2015.

Financing activities

Net cash used by financing activities during the three months ended March 31, 2016 was U.S.$141 million compared to net cash used of U.S.$73 million for the three months ended March 31, 2015.

During the three months ended March 31, 2016, we received net proceeds €338 million from our capital increase and repaid U.S.$455 million under our revolving facilities.

Net Financial debt

Net financial debt as of March 31, 2016 was U.S.$2,102 million compared to U.S.$2,500 million as of December 31, 2015. The ratio of net financial debt to equity was 137% as of March 31, 2016 compared to 191% as of December 31, 2015.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of statement of financial position at March 31, 2016 and December 31, 2015:

In millions of U.S.$	March 31, 2016 (unaudited)	December 31, 2015
Bank overdrafts	1.1	0.7
Current portion of long-term debt	80.3	96.5
Financial debt	2,382.9	2,787.6
Gross financial debt	2,464.3	2,884.8
Less : cash and cash equivalents	(362.6)	(385.3)

Net financial debt	2,101.7	2,499.5

As of March 31, 2016, CGG had U.S.$490 million available (undrawn) under its revolving credit facilities.

(For a more detailed description of our financial activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2015).

EBIT and EBITDAS (unaudited)

EBIT is defined as Operating Income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

At the Group level, EBIT for the three months ended March 31, 2016 was a loss of U.S.$82 million corresponding to a loss of U.S.$77 million before restructuring costs relating to our Transformation Plan, compared to an income of U.S.$2 million (or an income of U.S.$19 million before restructuring costs relating to our Transformation Plan) for the comparable period of 2015.

The following table presents a reconciliation of EBIT to “Operating Income” for the periods indicated:

In millions of U.S.$	Three months ended March 31,
	2016	2015
EBIT	(82.1)	1.5
Less share of (income) loss in companies accounted for under equity method	(4.7)	(0.8)

Operating income	(86.8)	0.7

At the Group level, EBITDAS for the three months ended March 31, 2016 was U.S.$22 million representing 7% of operating revenues (or U.S.$27 million before restructuring expenses relating to our Transformation Plan representing 9% of operating revenues), compared to U.S.$128 million, representing 22% of operating revenues (or U.S.$145 million before restructuring expenses relating to our Transformation Plan, representing 25% of operating revenues), for the comparable period of 2015.

The following table presents EBITDAS by segment:

	Three months ended March 31,
	2016						2015 (restated)
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
EBITDAS	(13.9)	(15.1)	69.3	(1.2)	(17.5)	21.6	19.4	(17.5)	120.0	24.8	(18.9)	127.8

For the three months ended March 31, 2016, Non-Operated Resources EBITDAS included U.S.$(5) million of restructuring expenses relating to our Transformation Plan. For the three months ended March 31, 2015, Non-Operated Resources EBITDAS included U.S.$(18) million of restructuring expenses relating to our Transformation Plan.

The following table presents a reconciliation of EBITDAS to “Operating Income” for the periods indicated:

In millions of U.S.$	Three months ended March 31,
	2016	2015
EBITDAS	21.6	127.8
Less depreciation and amortization	(69.9)	(92.1)
Less multi-client surveys depreciation and amortization	(46.7)	(53.7)
Less depreciation and amortization capitalized to multi-client surveys	8.2	20.2
Less stock based compensation expenses	—	(1.5)

Operating income	(86.8)	0.7

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

In millions of U.S.$	Three months ended March 31,
	2016	2015
EBITDAS	21.6	127.8
Other financial income (loss)	1.7	(4.6)
Variance on provisions	(39.5)	(9.1)
Net gain on disposal of fixed assets	4.8	0.6
Dividends received from affiliates	—	—
Other non-cash items	(1.3)	(1.1)
Income taxes paid	(9.7)	(18.4)
Change in trade accounts receivables	302.2	119.3
Change in inventories	18.7	8.7
Change in other current assets	20.6	(17.4)
Change in trade accounts payables	(74.9)	(93.0)
Change in other current liabilities	(41.1)	(41.5)
Impact of changes in exchange rate	(6.9)	19.5

Net cash provided by operating activities	196.2	90.8

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of March 31, 2016:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	37.9	116.7	1,279.1	1,024.6	2,458.3
Finance lease obligations (not discounted)	13.4	26.5	21.2	15.1	76.2
Operating leases	201.9	293.2	150.5	133.5	779.1
- Bareboat agreements (a)	129.1	198.2	102.2	56.8	486.3
- Other operating lease agreement	72.8	95.0	48.3	76.7	292.8
Other long-term obligations (interests)	133.8	261.7	189.5	48.5	633.5

Total contractual cash obligations (b)	387.0	698.1	1,640.3	1,221.7	3,947.1

(a)	Of which U.S.$133.4 million for vessels included in the fleet downsizing plan.
(b)	Payments in foreign currencies are converted into U.S. dollars at March 31, 2016 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP (unaudited)

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

	Three months ended March 31,
In millions of U.S.$	2016	2015
EBITDAS as reported	21.6	127.8
Actuarial gains (losses) on pension plan	—	—
Cancellation of IFRS capitalization of development costs	(9.2)	(11.7)

EBITDAS according to U.S. GAAP	12.4	116.1

Item 3: CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785 AND NO. 333-210768) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G (Registrant)

By:

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman Chief Financial Officer

Date: May 3, 2016